Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF OCTOBER 28, 2013

DATE, TIME AND PLACE: On October 28, 2013 at 10:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo (SP).

CHAIRMAN:  Pedro Moreira Salles.

QUORUM:  The totality of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Opening the meeting, the Directors examined the account statements for the period from January to September 2013, the subject of (i) a favorable opinion from the Fiscal Council; and (ii) an unqualified report from the independent auditors.

Following due deliberation, the Directors concluded as to the accuracy of all the examined documents, unanimously approving them and authorizing their publication via dispatch to the CVM - Comissão de Valores Mobiliários, BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (both in the USA), Comisión Nacional de Valores and BCBA – Bolsa de Comercio de Buenos Aires (both in Argentina).

CONCLUSION: With the work of the council concluded, these minutes were duly signed, having been drafted, read and approved by all. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer